                                                                                                        EXHIBIT 12

                                         LOUISVILLE GAS AND ELECTRIC COMPANY
                                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                    (Thousands of $)



                                                           1993        1992         1991        1990        1989
                                                           ----        ----         ----        ----        ----
Earnings:
  Net Income per statements of income.................   $ 90,535    $ 73,793     $ 94,643    $ 83,450    $ 76,091

Add:
  Federal income taxes - current......................     42,091      13,785       35,490      24,966      27,938
  State income taxes - current........................     12,954       3,140        8,425       8,232       8,800
  Deferred Federal income taxes - net.................      4,712      20,441       17,207      13,142       1,730
  Deferred State income taxes - net...................        226       8,470        6,085       4,475       1,193
  Investment tax credit - net.........................     (7,821)     (5,033)     (11,472)     (1,964)      5,788
  Fixed charges.......................................     49,640      52,196       55,171      56,061      52,578
                                                          -------     -------      -------     -------     -------
    Earnings..........................................    192,337     166,792      205,549     188,362     174,118
                                                          -------     -------      -------     -------     -------

Fixed Charges:
  Interest Charges per statements of income...........     47,496      49,833       52,680      53,663      51,141
  Add:
    Interest income <F1>..............................          -           4           98         251           7
    One-third of rentals charged to operating
      expense <F2>....................................      2,144       2,359        2,393       2,147       1,430
                                                          -------     -------      -------     -------     -------
        Fixed charges.................................   $ 49,640    $ 52,196     $ 55,171    $ 56,061    $ 52,578
                                                          -------     -------      -------     -------     -------

Ratio of Earnings to Fixed Charges....................       3.87        3.20         3.73        3.36        3.31
                                                          -------     -------      -------     -------     -------
                                                          -------     -------      -------     -------     -------

  NOTES:
  <F1> Interest income earned on pollution control revenue bond proceeds held and invested by trustees--netted against interest charges above.
  <F2> In the Company's opinion, one-third of rentals represents a reasonable approximation of the interest factor.